Exhibit 99.5

Trilogy International Partners

Trilogy International Partners LLC

CLASS C UNITHOLDER VOTING INSTRUCTION FORM ("VIF")

Annual and Special Meeting
May 14, 2021 at 8:30 a.m. Pacific
URL: http://web.lumiagm.com/219307018
Password: trilogy2021
(the "Meeting")

«MAIL_SEQUENCE»
«Name»
«Add1»
«Add2»
«Add3»
«City», «Province» «Postal_Code»
«Country»

RECORD DATE: March 25, 2021
CONTROL NUMBER: «CONTROL_NUMBER»
SEQUENCE #: «SEQUENCE_NUMBER» - «CUSIP»
FILING DEADLINE FOR PROXY: May 12, 2021 at 5:00 p.m. Eastern

VOTING METHOD	
INTERNET	Go to www.voteproxyonline.com and enter the 12 digit control number above
FACSIMILE	416-595-9593
MAIL	TSX Trust Company 301 - 100 Adelaide Street West Toronto, Ontario, M5H 4H1

The undersigned holder of Class C Units of Trilogy International Partners LLC ("**Unitholder**") has the right to instruct TSX Trust Company ("**TSX Trust**") in respect of the exercise of the votes attached to the Special Voting Share for each Trilogy International Partners LLC Class C Unit held by the Unitholder.

☐ **The Unitholder Directs TSX Trust to Vote** — The holder hereby directs TSX Trust to vote as indicated below and authorizes it to represent and vote, as indicated above, all of the voting rights attached to the Class C Units which TSX Trust may be entitled to vote at the Meeting on behalf of the holder, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with the discretionary authority as to any other matters that may properly come before the Meeting.

☐ **Appointment of the Unitholder or the Unitholder's Designee as Proxy** — The Unitholder hereby directs TSX Trust to appoint :

______________________________as proxyholder and authorizes them to represent and vote all of the voting rights attached to the Class C Units which the holder may be entitled to direct TSX Trust to vote at the Meeting, and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof, and with discretionary authority as to any other matters that may properly come before the Meeting.

«Shares»
«SEQUENCE_NUMBER»
(«SEQUENCE_NUMBER»)

«PartAcct_No»
«CUID»

DRAFT

- SEE VOTING GUIDELINES ON REVERSE -

RESOLUTIONS – MANAGEMENT VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT ABOVE THE BOXES

1. Election of Directors	FOR	WITHHOLD
a) John W. Stanton	☐	☐
b) Bradley J. Horwitz	☐	☐
c) Theresa E. Gillespie	☐	☐
d) Mark Kroloff	☐	☐
e) Nadir Mohamed	☐	☐
f) Alan D. Horn	☐	☐
g) Reza Satchu	☐	☐

2. Appointment of Auditor	FOR	WITHHOLD
Appointment of **Grant Thornton LLP, Chartered Accountants** as Auditor of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration.	☐	☐

3. Articles Amendment Resolution	FOR	AGAINST
To consider and, if deemed advisable, to pass, with or without variation, a special resolution approving the adoption of the Corporation's amended and restated articles, as appended to the Corporation's management information circular, to permit virtual shareholder meetings as permitted by applicable law.	☐	☐

This VIF revokes and supersedes all earlier dated proxies and **MUST BE SIGNED**

PLEASE PRINT NAME	Signature of beneficial owner(s)	Date (MM/DD/YYYY)

Appointing yourself or someone else to vote your securities Voting Instructions – Guidelines and Conditions If you want to attend the Meeting and vote in person at the Meeting or appoint another person to do so, you can direct TSX Trust by writing your name or the name of the person attending the Meeting in the space provided, on the reverse, under the section “Appointment of the Unitholder or the Unitholder’s Designee as Proxy”. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the Meeting and vote on all matters that are presented at the Meeting, even if those matters are not set out in this form or the information circular. Consult a legal advisor if you wish to modify the authority of that person in any way. When you or your Appointee arrives at the Meeting, they should give their name to the scrutineers and state that they are a proxy appointee. The Appointee must attend the Meeting in order for your securities to be voted. Under the Voting Trust Agreement, Trilogy International Partners Inc. (“TIP Inc.”) issued one Special Voting Share to TSX Trust as trustee for the benefit of the holders of Class C Units in Trilogy International Partners LLC (the “Trilogy LLC Class C Units”). The Special Voting Share carries the same number of votes as would attach to the Common Shares that the holders of Trilogy LLC Class C Units would receive upon the redemption of all Trilogy LLC Class C Units outstanding on the Record Date for such vote. The Special Voting Share may be cast by TSX Trust at any TIP Inc. meeting at which the holders of Common Shares are entitled to vote or in respect of any written consents sought from the Shareholders by TIP Inc. (other than in respect of any matter upon which only the Common Shares are entitled to vote as a separate class under applicable law). The completed VIF should be delivered to TSX Trust Company in the envelope provided or by fax to 416-595-9593. Alternatively, if available, you may vote online at www.voteproxyonline.com. The matters to be voted on at the Meeting are set out on the reverse. By providing voting instructions as requested, you are acknowledging that you are a holder of Trilogy LLC Class C Units and are entitled to instruct us with respect to the voting of these securities. THIS VOTING INSTRUCTION FORM MUST BE READ IN CONJUNCTION WITH THE MEETING MATERIAL. YOUR VOTING INSTRUCTIONS MUST BE RECEIVED NO LATER THAN THE DEADLINE SPECIFIED ON THE REVERSE IN THE UPPER RIGHT SECTION OF THE VIF OR THE EQUIVALENT TIME BEFORE THE TIME AND DATE OF ANY ADJOURNMENT OR POSTPONEMENT OF THE MEETING. Voting Instructions and Authority - Notes 1. If you appoint TSX Trust to vote your securities, they will vote in accordance with your instructions or, if no instructions are given, in accordance with the Management Voting Recommendation highlighted for each Resolution on the reverse. If you direct TSX Trust to appoint someone else to vote your securities, they will also vote in accordance with your instructions or, if no instructions are given, as they in their discretion choose. 2. The appointment of TSX Trust or TSX Trust to appoint another Appointee gives them discretion to vote on any other matters that may properly come before the Meeting. 3. If internet voting is available, you can provide your voting instructions on the website noted on the reverse. 4. To be valid, this VIF must be signed. Please date the VIF. If the VIF is not dated, it is deemed to bear the date of mailing to the security holders of the Trilogy International Partners Inc. 5. This form does not convey any right to vote in person at the Meeting. We urge you to read the above instructions and the Information Circular prior to completing, signing and returning the VIF so that your securities can be voted. 6. Guidelines for proper execution of the proxy/VIF are available at www.stac.ca. Please refer to the Proxy Protocol. For assistance, please contact TSX Trust Company. Mail: TSX Trust Company 301 - 100 Adelaide Street West Toronto, ON M5H 4H1 416-361-0930 416-595-9593 TMXEInvestorServices@tmx.com Telephone: Facsimile: Email: www.tsxtrust.com VANCOUVER CALGARY TORONTO MONTRÉAL Notice-and-Access The Canadian securities regulators have adopted rules which permit the use of notice-and-access for proxy solicitation instead of the traditional physical delivery of material. This new process provides the option to post meeting related materials including management information circulars as well as annual financial statements and management’s discussion and analysis, on a website in addition to SEDAR. Under notice-and-access, meeting related materials will be available for viewing for up to 1 year from the date of posting and a paper copy of the material can be requested at any time during this period. Disclosure regarding each matter or group of matters to be voted on is in the Information Circular in the Section with the same title as each Resolution on the reverse. You should review the Information Circular before voting. Trilogy International Partners Inc. has elected to utilize notice-and-access and provide you with the following information: Meeting materials are available electronically at www.sedar.com and also at https://docs.tsxtrust.com/2015 If you wish to receive a paper copy of the Meeting materials or have questions about notice-and-access, please call 1-866-600-5869 or email TMXEInvestorServices@tmx.com. In order to receive a paper copy in time to vote before the meeting, your request should be received by May 5, 2021. Request for Financial Statements In accordance with securities regulations, security holders may elect to receive Annual Financial Statements, Interim Financial Statements and MD&As. Instead of receiving the financial statements by mail, you may choose to view these documents on SEDAR at www.sedar.com. I am currently a security holder of the Corporation and as such request the following: Annual Financial Statements with MD&A Interim Financial Statements with MD&A If you are casting your vote online and wish to receive financial statements, please complete the online request for financial statements following your voting instructions. If the cut-off time has passed, please fax this side to 416-595-9593 «Name» «Add1» «Add2» «Add3» «City», «Province» «Postal_Code» «Country» Trilogy International Partners Inc. 2021 Virtual Meeting Guidelines If you are a non-registered shareholder and want to vote online at the Meeting, you must appoint yourself as proxyholder and register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 If you are a shareholder and you want to appoint someone else (other than the management nominees) to vote online at the Meeting, you must first submit your proxy indicating who you are appointing. You or your appointee must then register with TSX Trust in advance of the Meeting by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75. Failure to register the proxyholder with TSX Trust by emailing tsxtrustproxyvoting@tmx.com the "Request for Control Number" form, which can be found at https://tsxtrust.com/resource/en/75 will result in the proxyholder not receiving a Control Number to participate in the Meeting and only being able to attend as a guest.032421_v1